SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34726; File No. 812-15362

Main Street Capital Corporation, et al.

October 11, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the
Commission that permits certain business development companies ("BDCs") and closed-end
management investment companies to co-invest in portfolio companies with each other and with
certain affiliated investment entities.

Applicants: MAIN STREET CAPITAL CORPORATION, MSC INCOME FUND, INC., MSC
ADVISER I, LLC, MAIN STREET CA LENDING, LLC, MAIN STREET EQUITY
INTERESTS, INC., MS INTERNATIONAL HOLDINGS, INC., MAIN STREET CAPITAL III,
LP, MAIN STREET MEZZANINE FUND LP, HMS FUNDING I LLC, MSC CALIFORNIA
HOLDINGS LP, MSC EQUITY HOLDING, LLC, MSC EQUITY HOLDING II, INC., MSIF
FUNDING, LLC AND MS PRIVATE LOAN FUND I, LP.

Filing Dates: The application was filed on June 29, 2022, and amended on August 17, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on, November 4, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Jason B. Beauvais, Main Street Capital Corporation, at JBeauvais@mainstcapital.com; Steven B. Boehm, Esq. and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, at anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Jennifer O. Palmer, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated August 17, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier

Deputy Secretary